UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

ACI Worldwide, Inc.

(Name of Issuer)

Common Stock, par value $0.005

(Title of Class of Securities)

004498101

(CUSIP Number)

December 16, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 004498101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) International Business Machines Corporation I.R.S. Identification No: 13-0871985

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,854,070 (1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 2,854,070 (1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,854,070 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.41% (2)

12.	Type of Reporting Person (See Instructions) CO

(1) Includes 2,854,070 shares of the Issuer’s common stock, par value $0.005 per share, subject to warrants exercisable within 60 days of December 16, 2007.

(2) This percentage was calculated by dividing the number of shares beneficially owned by International Business Machines Corporation by 38,529,954, which represents the 2,854,070 shares of common stock that International Business Machines Corporation has the right to acquire upon exercise of the outstanding Issuer warrants and the 35,675,884 shares of the Issuer’s Common Stock outstanding as of December 12, 2007, as reported by the Issuer to International Business Machines Corporation in connection with the grant of the warrants.

Item 1.
	(a)	Name of Issuer ACI Worldwide, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 120 Broadway, Suite 3350 New York, NY 10271

Item 2.
	(a)	Name of Person Filing International Business Machines Corporation
	(b)	Address of Principal Business Office or, if none, Residence New Orchard Road Armonk, NY 10504
	(c)	Citizenship New York
	(d)	Title of Class of Securities Common Stock, Par Value $0.005 Per Share
	(e)	CUSIP Number 004498101

Item 3.	Not applicable. This schedule is filed pursuant to Rule 13d-1(c).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 2,854,070 (1)
	(b)	Percent of class: 7.41% (2)
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 2,854,070

(1) Includes 2,854,070 shares of the Issuer’s common stock, par value $0.005 per share, subject to warrants exercisable within 60 days of December 16, 2007.

(2) This percentage was calculated by dividing the number of shares beneficially owned by International Business Machines Corporation by 38,529,954, which represents the 2,854,070 shares of common stock that International Business Machines Corporation has the right to acquire upon exercise of the outstanding Issuer warrants and the 35,675,884 shares of the Issuer’s Common Stock outstanding as of December 12, 2007, as reported by the Issuer to International Business Machines Corporation in connection with the grant of the warrants.

(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 2,854,070 (1)
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
Not applicable

(1) Includes 2,854,070 shares of the Issuer’s common stock, par value $0.005 per share, subject to warrants exercisable within 60 days of December 16, 2007.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 21, 2007
Date
/s/ Andrew Bonzani
Signature
Andrew Bonzani Vice President, Assistant General Counsel & Assistant Secretary
Name/Title